Exhibit 99.1

 Clearmind Medicine Announces Publication of its Patent Application for Innovative Ketamine-Based Combination Treatment

Vancouver, Canada, Aug. 29, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the "Company"), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced the publication of its patent application under the international Patent Cooperation Treaty (“PCT”) for innovative combinations of Ketamine and N-Acylethanolamines.

The patent application was filed as a result of the Company's continuous collaboration with SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”), a specialized pharmaceutical company in the clinical trial phase, dedicated to creating treatments for central nervous system disorders.

As part of the collaboration, the two companies are researching combination therapies that integrate SciSparc’s Palmitoylethanolamide (“PEA”) with Clearmind’s innovative psychedelic molecule, 5-methoxy-2-aminoindan (MEAI), aimed at treating addictions, promoting weight loss and addressing mental health disorders. Furthermore, the two companies are jointly exploring new treatments based on different psychedelic molecules and PEA. To date, thirteen patents related to this collaboration have been filled with the U.S. Patent and Trademark Office, as well as several other global jurisdictions.

In 2019, the U.S. Food & Drug Administration (the “FDA”) approved a ketamine derivative as a nasal spray medication for use in adult patients. It is specifically intended to treat depression in patients that have not responded to other treatments and to alleviate depressive symptoms in individuals with major depressive disorder (MDD) who are experiencing suicidal thoughts or exhibiting suicidal behavior.

The approved treatment comes with strict usage guidelines. It must be administered only at certified medical facilities and used alongside an antidepressant medication. After receiving a dose, patients are required to remain at the facility for a two-hour observation period. This allows healthcare providers to monitor for any potentially serious side effects that may occur.

Dr. Adi Zuloff-Shani, CEO of Clearmind, commented, "Through our collaboration with SciSparc, and following extensive research conducted by their team, we have discovered that combining PEA with various different compounds has the potential to reduce treatment doses while maintaining effectiveness and minimizing side effects. Ketamine was approved by the FDA for use under close supervision due to its associated side effects, including the risk of abuse and psychological as well as physical dependence. Our ultimate goal is to provide patients with safe and effective treatments that offer t therapeutic benefits, while minimizing adverse effects. We believe that the collaboration with SciSparc could lead to such solutions.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 29 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY0.”

About SciSparc Ltd.

SciSparc Ltd. (SPRC) is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its ultimate goal to offer patients safe and effective treatments that will allow them to benefit from the therapeutic effects, while minimizing their adverse effects, and its belief that the collaboration with SciSparc may provide such solutions. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.